Via Facsimile and U.S. Mail
Mail Stop 03-09


April 27, 2005


Mr. Mark E. Liebner
Chief Financial Officer
VistaCare, Inc.
4800 North Scottsdale Road, Suite 5000
Scottsdale, Arizona 85251

Re:	VistaCare, Inc.
	Form 10-K for the transition period from January 1, 2004 to September 30, 2004
	File No. 000-50118


Dear Mr. Liebner:

      We have reviewed your filing and have the following comment. We have limited our review of the above referenced filing to only the issue addressed. Where our comment calls for disclosure, we think you should amend your document in response to the comment. Please amend your September 30, 2004 Form 10-K within fifteen business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If you disagree with our comment, please provide us an explanation in a supplemental letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your response to our comment. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. We may have additional comments after reviewing your amendment and response to our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-K for the transition period from January 1, 2004 to September
30, 2004


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Significant Estimates, page 29

1. Please expand the disclosures of your estimates of "adjustments to net patient revenue for exceeding the Medicare cap" and "adjustments to net patient revenue for estimated payment denials" to include the following disclosures. In addition, include similar disclosures for your estimates of "contractual adjustments" and "subsequent changes to initial level of care determinations" or tell us why disclosure is not necessary.

a. Disclose the nature and amount of the estimate at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b. For each period presented, quantify and disclose the amount of changes in estimates of the prior period that you recorded during the current period. For example for 2004 as it relates to "adjustments to net patient revenue for exceeding Medicare cap," this amount would represent the amount of the difference between the estimate recorded in 2003 and the amount of the new estimate or settlement that was recorded during 2004. Further, identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.



*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Joel Parker, Branch Chief, at (202) 824-5487 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.



      Sincerely,



      Jim B. Rosenberg
								Senior Assistant Chief
Accountant
??

??

??

??

Mr. Mark E. Liebner
VistaCare, Inc.
Page 3